SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                                  AMENDMENT TO
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                               AEP HOLDINGS I C.V.
                        (Name of foreign utility company)


                               AEP Resources, Inc.
    (Name of filing company if filed on behalf of a foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:

                     Thomas G. Berkemeyer, Esq.
                         Assistant Secretary
                         AEP Resources, Inc.
                    1 Riverside Plaza, 29th Floor
                         Columbus, OH 43215
                            614/223-1648


Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act") and Rule 57 thereunder, AEP Resources, Inc., an Ohio corporation ("Resources"), acting on behalf of AEP Holdings I C.V., a limited partnership organized under the laws of the Netherlands (the "Company"), hereby amends and restates in its entirety as follows the Notification of Foreign Utility Company, Form U-57, File No. 073-0041 filed on November 30, 1999 and further notifies the Commission that the Company is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the 1935 Act.


ITEM 1

      State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      The name and business address of the entity for which FUCO status is claimed:

      AEP Holdings I C.V.
      1017 CG, Herengracht 548
      Amsterdam
      Netherlands

Description of Facilities:

      The Company indirectly owns and operates facilities engaged in the generation of electricity in Mexico and the United Kingdom.

Ownership:

      AEP Delaware Investment Company ("AEP Delaware") is the general partner of the Company. Resources owns one hundred percent (100%) of the outstanding shares of the voting securities of AEP Delaware. AEP Delaware Investment Company III ("AEP Delaware III") is the sole limited partner of the Company. Resources owns, directly or indirectly one hundred percent (100%) of the outstanding shares of the voting securities of AEP Delaware III.

ITEM 2

      State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

      Resources is a wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP"), a registered "holding company" as defined in the 1935 Act. Consequently, the following domestic "public-utility companies" are "associate companies" of the Company:

AEP Generating Company
Appalachian Power Company
Central Power and Light Company ("CPL") Columbus Southern Power Company Indiana-Kentucky Electric Corporation ("IKEC") Indiana Michigan Power Company Kentucky Power Company Kingsport Power Company Ohio Power Company Ohio Valley Electric Corporation "OVEC") Public Service Company of Oklahoma ("PSO") Southwestern Electric Power Company ("SWEPCO") West Texas Utilities Company ("WTU") Wheeling Power Company

      AEP is a "holding company" with respect to each of the foregoing (collectively, the "AEP Companies"). Central and South West Corporation (together with the AEP Companies, the "AEP Subsidiaries") is a registered holding company with respect to CPL, PSO, SWEPCO and WTU. In addition, OVEC is a "holding company" of IKEC.

      None of the AEP Subsidiaries have any relationship with the Company other than sharing AEP as a "holding company" and being an "associate company" of the Company. None of the AEP Subsidiaries paid any part of the purchase price for the Company.


EXHIBITS - Not applicable



                                    SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

AEP RESOURCES, INC.


By:__/s/ Thomas G. Berkemeyer__
Name:   Thomas G. Berkemeyer
Title:  Assistant Secretary


Dated: January 16, 2002